Somogyi AgTech, LLC dba Anikona Farm

FINANCIAL STATEMENTS

(SEE INDEPENDENT ACCOUNTANTS' COMPILATION REPORT)

For the Years Ended December 31, 2015 and 2014

Clark, Raymond & Company, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

CRC

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CRC Clark, Raymond & Company, PLLC
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT ACCOUNTANTS' COMPILATION REPORT

To the Member
Somogyi AgTech, LLC dba Anikona Farm
Holualoa, Hawaii

Management is responsible for the accompanying financial statements of Somogyi AgTech, LLC dba Anikona Farm which comprise the statements of assets, liabilities, and members' equity as of December 31, 2015 and 2014 and the related statements of revenues, expenses, and changes in members' equity for the years then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

A statement of cash flows for the years ended December 31, 2015 and 2014 has not been presented. Accounting principles generally accepted in the United States of America require that such a statement be presented when financial statements purport to present financial position and results of operations.

Clark, Raymond & Company, PLLC
November 17, 2016

8350 - 164th Ave. NE, Suite 200 • PO Box 3188 • Redmond, WA 98073-3188 • Phone: (425) 861-8500 • Fax: (425) 869-6408

Somogyi AgTech, LLC dba Anikona Farm

Statements of Assets, Liabilities and Members' Equity

December 31, 2015 and 2014

<u>ASSETS</u>

	2015	2014
Property, at cost		
Coffee and fruit trees	$ 182,400	$ 182,400
Less: accumulated depreciation	(13,680)	(4,560)
Total Property, net	168,720	177,840
Total Assets	$ 168,720	$ 177,840

<u>LIABILITIES AND MEMBERS' EQUITY</u>

	2015	2014
Members' Equity	$ 168,720	$ 177,840
Total Liabilities and Members' Equity	$ 168,720	$ 177,840

See Independent Accountants' Compilation Report

Somogyi AgTech, LLC dba Anikona Farm

Statements of Revenues, Expenses, and Changes in Members' Equity

For the Years Ended December 31, 2015 and 2014

	2015	2014
Income	$ 1,361	$ -
Operating Expenses:		
Depreciation	13,889	40,393
Processing	12,132	-
Taxes	7,234	-
Small tools and equipment	7,085	-
Marketing	5,720	-
Repairs and maintenance	5,200	10,200
Vehicle expense	897	-
Miscellaneous	44	-
Total Operating Expenses	52,201	50,593
Income from Operations	(50,840)	(50,593)
Other Income (Expense):		
Interest expense	(10,303)	-
Total Other Income (Expense)	(10,303)	-
Net Loss	(61,143)	(50,593)
Members' Equity - Beginning of Period	177,840	-
Members' Contributions, net	52,023	228,433
Members' Equity - End of Period	$ 168,720	$ 177,840

See Independent Accountants' Compilation Report

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Somogyi AgTech, LLC dba Anikona Farm

Notes to Financial Statements

For the Years Ended December 31, 2015 and 2014

Note 1 – Significant Accounting Policies

Principal Business

Somogyi AgTech, LLC dba Anikona Farm (the "Company") is a Hawaii Limited Liability Company that was formed in 2014 and is primarily engaged in coffee bean farming. The Company is a boutique family coffee plantation that maintains its coffee and fruit trees in Holualoa, Hawaii. The products are marketed primarily to customers in the state of Hawaii. The members of the Company report the activity of the Company on Schedule F of their personal tax returns. These financial statements incorporate certain allocations of costs incurred by the members that relate to both the Company and other financial interests of the members.

Property and Equipment

Property and equipment are stated at cost and are depreciated over an estimated useful life of 20 years for all coffee and fruit trees. Depreciation is calculated using the straight-line method. The Company generally capitalizes expenditures for property and equipment that are greater than $2,500 with an expected life of one year or more and for expenditures that materially increase the asset lives and charges ordinary maintenance and repairs to expense as incurred. Gains or losses on retirements or dispositions are included in income in the year of disposal. Depreciation expense totaled $13,889 and $40,393 in 2015 and 2014, respectively.

Revenue Recognition

The Company recognizes revenue upon delivery and customer acceptance of the product. The Company's policy for presenting taxes assessed by government authorities on revenue producing transactions is not to include such taxes in revenue.

Allocated Expenses

Mortgage interest and real estate taxes are paid in full by the members of the Company and are allocated to the Company in accordance with the relative business and personal usage of the entire parcel.

Income Taxes

The Company was formed under the Hawaii State Limited Liability Act, and has relied on the Act's default provisions whereby the Limited Liability Company will be treated as a partnership by the Internal Revenue Service. Thus, the members of the LLC's are taxed individually on their shares of the LLC's income. Therefore, no provision or liability for federal income taxes has been included in these financial statements.

The Company is subject to FASB ASC 740-10 "Uncertainty in Income Taxes", which prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken on a tax return. The Company does not believe it has any exposure related to tax positions taken as of December 31, 2015 and 2014. Therefore, no estimated income tax liability has been recorded at December 31, 2015 and 2014.

With certain exceptions, the Company is no longer subject to U.S. federal income tax examinations for the years before 2014, nor is it subject to Hawaii business and occupation tax examination by state tax authorities for the year ended before 2014.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Somogyi AgTech, LLC dba Anikona Farm

Notes to Financial Statements

For the Years Ended December 31, 2015 and 2014

Subsequent Events

The company has evaluated subsequent events through November 17, 2016, the date the financial statements were available to be issued.